UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

VIA Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92554T 103
(CUSIP Number)
Bay City Capital LLC
750 Battery Street, Suite 400
San Francisco California 94111
(415) 676-3830

with a copy to:

Bethany J. Ghassemi
Jones Day
555 California Street, 26th Floor
San Francisco, California 94104
(415) 875-5838
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92554T 103

1	NAMES OF REPORTING PERSONS BAY CITY CAPITAL FUND IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		153,288,359

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		153,288,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	153,288,359

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92554T 103

1	NAMES OF REPORTING PERSONS BAY CITY CAPITAL FUND IV CO-INVESTMENT FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		153,288,359

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		153,288,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	153,288,359

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92554T 103

1	NAMES OF REPORTING PERSONS BAY CITY CAPITAL MANAGEMENT IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		153,288,359

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		153,288,359

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	153,288,359

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	92554T 103

1	NAMES OF REPORTING PERSONS BAY CITY CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		153,288,359

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		153,288,359

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	153,288,359

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Introduction
Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Amendment No. 4 (the “Amendment”) to the Statement on Schedule 13D (the “Statement”) filed on behalf of the Reporting Persons identified in Item 2 hereof. This Amendment is filed pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7.1. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.
BCC is the manager of Bay City Capital Management IV, LLC (“Management IV”), which is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). BCC is also an advisor to Fund IV and Co-Investment IV.
Item 1 — Security and Issuer
(a) This Amendment relates to the common stock, par value $0.001 per share, of VIA Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Prior to June 5, 2007, the Issuer’s name was Corautus Genetics, Inc.
(b) The principal executive offices of the Issuer are located at 750 Battery Street, Suite 330, San Francisco, California 94111.
Item 2 — Identity and Background
This Amendment is filed on behalf of BCC, Management IV, Fund IV and Co-Investment IV. BCC, Management IV, Fund IV and Co-Investment IV are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”
The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California, 94111.
Fund IV and Co-Investment IV are Delaware limited partnerships, the principal business of which is making investments in life science companies. Fund IV and Co-Investment IV are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time and under substantially similar terms. Consequently, Fund IV and Co-Investment IV constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).
Management IV is a Delaware limited liability company, and its principal business is to serve as the general partner of Fund IV, Co-Investment IV and other pooled investment vehicles formed to invest in parallel with Fund IV and Co-Investment IV.
BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and the manager of the general partners of such funds.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management IV are listed on Schedule 1 to the Statement and is incorporated by this reference.
Item 3 — Source and Amount of Funds or Other Consideration
On November 15, 2010, Fund IV and Co-Investment IV amended their note and warrant purchase agreement with the Issuer dated as of March 26, 2010 (as amended, the “Note and Warrant Purchase Agreement”). In connection with the amendment of the Note and Warrant Purchase Agreement, Fund IV and Co-Investment IV acquired additional warrants thereunder (the “Warrants”) to purchase up to 2,776,732 and 59,845 shares, respectively, of the Issuer’s common stock (the “Initial Warrant Shares”) at an exercise price of $0.071 per share (the “Exercise Price”), and amended and restated the notes previously issued under the Note and Warrant Purchase Agreement (as amended and restated, the “Notes”) in exchange for loans to the Issuer in initial principal amounts of $197,148 and $4,249, respectively (the “Initial Note Amounts”), and in further amounts up to $2,739,552 and $59,051, respectively (the “Additional Note Amounts”) for Additional Warrant Shares (as defined below). The Initial Warrant Shares are immediately vested and exercisable.
All or part of the Additional Note Amounts may be drawn down by the Issuer, in accordance with the terms of the Note and Warrant Purchase Agreement and the Notes, at the discretion of Fund IV and Co-Investment IV. Upon each drawdown of Additional Note Amounts, the Warrants shall vest and become exercisable with respect to an additional number of shares of the common stock of the Issuer (“Additional Warrant Shares”, and together with the Initial Warrant Shares, the “Warrant Shares”), each at the Exercise Price. The number of Additional Warrant Shares that vest and become exercisable at each drawdown shall be equal to the quotient of: (i) the principal amount drawn down by the Issuer, divided by (ii) the Exercise Price. The aggregate numbers of Warrant Shares that may potentially vest to Fund IV and Co-Fund IV are 41,361,972 and 891,549, respectively.
In connection with their acquisition of the Warrants, on November 15, 2010, Fund IV and Co-Investment IV entered into a second amendment to the second amended and restated registration rights agreement (the “Registration Rights Agreement”) which grants certain stockholders, including Fund IV and Co-Investment IV, registration rights with respect to certain shares of the Issuer’s common stock.
The funds that have been and shall be used by Fund IV and Co-Investment IV to pay the Initial Note Amounts and any Additional Note Amounts for the Warrants were or will be obtained from capital contributions from the partners of Fund IV and Co-Investment IV pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund IV and Co-Investment IV.

The descriptions of the transactions contained herein are qualified in their entirety by reference to the forms of agreements filed as exhibits to the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2010, including but not limited to the Note and Warrant Purchase Agreement, the Warrants and the Registration Rights Agreement, each of which is incorporated herein by reference.
Item 4 — Purpose of Transaction
The purpose of the transaction was to acquire warrants for shares of the Issuer’s common stock for investment purposes with the aim of increasing the value of the investment and the Issuer.
Two of the directors of the Issuer are affiliated with the Reporting Persons: Dr. Fred Craves (a Managing Director of BCC, member of Management IV, and limited partner of Fund IV) and Dr. Douglass Given (an Investment Partner of BCC and limited partner of Fund IV).
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Each of the Reporting Persons is constantly evaluating its investment in the securities of the Issuer and factors affecting the business of the Issuer, and reserves the right to, in future, formulate a plan or proposal related to or that would result in any of the foregoing listed actions.

Item 5 — Interest in Securities of the Issuer

				Sole	Shared		Percentage
	Shares Held	Sole	Shared	Dispositive	Dispositive	Beneficial	Of
Reporting Person	Directly	Voting Power	Voting Power	Power	Power	Ownership(1)	Class(2)
Fund IV(3)	150,053,975	0	153,288,359	0	153,288,359	153,288,359	93.59%
Co-Investment IV(4)	3,234,384	0	153,288,359	0	153,288,359	153,288,359	93.59%
Management IV(5)	0	153,288,359	0	153,288,359	0	153,288,359	93.59%
BCC(6)	0	153,288,359	0	153,288,359	0	153,288,359	93.59%

(1)	Fund IV and Co-Investment IV constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.

(2)
This percentage is calculated based upon 163,792,359 shares of the Issuer’s common stock outstanding on November 15, 2010 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, which is the sum of: (i) 20,558,446 shares of the Issuer’s common stock outstanding as of September 30, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 15, 2010, (ii) 143,233,913 shares, representing all possible Issuer shares that may be acquired by Fund IV and Co-Investment IV pursuant to the Warrants and pursuant to other Issuer warrants held by Fund IV and Co-Investment IV.

(3)	Shares held by Fund IV include 41,361,972 shares representing all possible Warrant shares that may be acquired by Fund IV pursuant to its Warrant.

(4)	Shares held by Co-Investment IV include 891,549 shares representing all possible Warrant shares that may be acquired by Co-Investment IV pursuant to its Warrant.

(5)
Management IV holds no shares of common stock directly. Management IV is deemed to have beneficial ownership of common stock owned by Fund IV and Co-Investment IV due to its role as general partner of such funds. Investment and voting decisions by Management IV are exercised by BCC as manager.

(6)	BCC holds no shares of common stock directly. Due to its role as manager of Management IV, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management IV.
The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.
To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as described in Item 3.
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Amendment, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7 — Material to be Filed as Exhibits
7.1. Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7.1 to the Statement).
7.2. Forms of agreements filed as exhibits to the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2010 (incorporated by reference to such Quarterly Report on Form 10-Q).

SCHEDULE 13D
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 17, 2010

/s/ Carl Goldfischer
Carl Goldfischer, Managing Director

Bay City Capital LLC
for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P., in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.

EXHIBIT INDEX

Exhibit No.	Description

7.1	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7.1 to the Statement).

7.2	Forms of agreements filed as exhibits to the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2010 (incorporated by reference to such Quarterly Report on Form 10-Q).